■ SIT INVESTMENT ASSOCIATES, INC. ■

GLOBAL INVESTMENT OUTLOOK & STRATEGY

OCTOBER 8, 2014

EXECUTIVE SUMMARY

Domestic equity markets paused in September after strong performance during the month of August. The S&P 500 Index declined -1.4 percent for the month, but increased +1.1 percent for the third quarter. In fixed income markets, taxable bonds lost -0.7 percent in the most recent month and rose +0.2 percent for the quarter. Municipal bonds rose +0.1 percent and +1.5 percent for the month of September and the third quarter, respectively. The MSCI EAFE Index declined -3.8 percent and -5.8 for the month and quarter, respectively. Turning to the U.S. economy, the subpar economic recovery remains on track. The third estimate of second quarter real GDP growth was quite strong at +4.6 percent, compared with the second estimate of +4.2 percent. We are increasingly concerned that growth has stalled in Europe, particularly in euro area countries. Abenomics has been dealt a setback, as the April 1st consumption tax hike has weighed on the Japanese economy to a greater extent than initially expected. After China's growth stabilized in the June quarter, concerns over a slowdown are re-emerging after much weaker than expected August data.

Taxable fixed income portfolios are positioned to benefit from further yield curve flattening. Our tax-exempt investment strategy remains focused on securities that provide a high level of interest income, which is the primary source of returns over longer term cycles. Domestic and international portfolios remain well-diversified in high quality growth-oriented companies. We prefer companies with more U.S. exposure due to the country's relatively attractive economic outlook.

UNITED STATES

CURRENT CONDITIONS: SUBPAR RECOVERY REMAINS ON PACE

Domestic equity markets paused in September after strong performance during the month of August. The S&P 500 Index declined -1.4 percent for the month, but increased +1.1 percent for the third quarter. The technology-laden NASDAQ OTC Composite decreased -1.9 percent in September and gained +1.9 percent for the quarter. Additionally, over the past twelve months large capitalization stocks outperformed small cap issues by a wide margin.

TOTAL RETURNS TO 09/30/14

	1 Mo.	3 Mos.	9 Mos.	12 Mos.
LARGE CAP				
S&P 500 Index	-1.4%	+1.1%	+8.3%	+19.7%
Dow Jones Ind'l Avg.	-0.2	+1.9	+4.6	+15.3
Russell 1000 Index	-1.8	+0.7	+8.0	+19.0
SMALL/MEDIUM CAP				
NASDAQ OTC Comp.*	-1.9	+1.9	+7.6	+19.1
S&P MidCap Index	-4.5	-4.0	+3.2	+11.8
Russell 2000 Index	-6.0	-7.4	-4.4	+3.9
FIXED INCOME				
Barclays Agg. Bond Index	-0.7	+0.2	+4.1	+4.0
Barclays Muni Bond Index	+0.1	+1.5	+7.6	+7.9

*price only

In fixed income markets, taxable bonds lost -0.7 percent in the most recent month and rose +0.2 percent for the third quarter. Municipal bonds rose +0.1 percent and +1.5 percent for the month of September and the quarter, respectively. The adjacent table shows major benchmark returns and additional details are displayed in Exhibit A.

GROWTH AND VALUE STOCK TOTAL RETURNS TO 09/30/14

	1 Mo.	3 Mos.	9 Mos.	12 Mos.
LARGE CAP				
Russell 1000 Growth	-1.5%	+1.5%	+7.9%	+19.1%
Russell 1000 Value	-2.1	-0.2	+8.1	+18.9
MID CAP				
Russell Midcap Growth	-2.9	-0.7	+5.7	+14.4
Russell Midcap Value	-3.8	-2.6	+8.2	+17.5
SMALL CAP				
Russell 2000 Growth	-5.4	-6.1	-4.0	+3.8
Russell 2000 Value	-6.7	-8.6	-4.7	+4.1

Large capitalization growth stocks outperformed their value counterparts across every time frame shown in the table above, with the exception of the 9-month period. Midcap growth issues outperformed value in the two most recent time periods, but underperformed for the 9- and 12-month intervals. Small cap growth outperformed value across all time periods except the 12-month horizon. Long-term trends in the performance of growth versus value stocks are shown in Exhibit B.

With respect to international equity markets, calculated in U.S. dollar terms, the U.S. ranked 5th out of 33 countries year to date, which is an improvement from 11th in August and 17th in July.

For the first time since the end of last year, the U.S. is among the top 5 performing markets. The combination of weaker economies in Europe and China, and less accommodative monetary policy in the U.S. has led to strong stock market performance, as well as a strong dollar. Further details are shown in Exhibit C.

Turning to the U.S. economy, the subpar economic recovery remains on track. The third estimate of second quarter real GDP growth was quite strong at +4.6 percent, compared with the second estimate of +4.2 percent. Upward revisions to both nonresidential fixed investment and net exports were responsible for more than half of the gain. Although second quarter growth was robust, taken in the context of an equally weak first quarter, largely as a result of the unusually cold winter, the average growth for the first two quarters of 2014 was an anemic +1.2 percent. Exhibit D shows the latest revisions to GDP and the adjacent table shows the dollar change in the major components of real GDP over the past four quarters.

After a very weak start to the quarter in July, U.S. real consumer spending increased at a robust +0.5 percent pace in August. Additionally, the July figure was revised up from -0.2 percent to -0.1 percent. The majority of the strength in consumer spending came from real PCE for durable goods, which grew +1.9 percent in August after increasing just +0.1 percent in July. Pursuing the durables theme, much of its strength was spending on new motor vehicles, which gained +5.6 percent in August. As a result of the strong August consumer spending level, there has been a marked improvement in the outlook for third quarter spending. Our sensitivity analysis shows that if September personal consumption expenditures (PCE) falls in a range between flat and a +0.2 percent increase, third quarter PCE growth will be in a tight range around +2.0 percent. If September PCE matches the strong August figure then PCE growth for the quarter will be just over +2.5 percent.

DOLLARS (BIL) OF REAL GDP CHANGE

	3Q13 Final	4Q13 Final	1Q14 Final	2Q14 Final
Personal Con. Expenditures	$52.9	$98.1	$32.9	$68.3
Nonresid. Fixed Invs.	26.5	50.0	8.2	48.1
Residential Invs.	13.2	-11.1	-6.6	10.3
Inventory Change	52.2	-13.8	-46.6	49.6
Net Exports	21.4	40.6	-63.2	-13.2
Government	1.2	-27.9	-6.0	12.1
Residual	5.9	0.4	-3.2	3.5
Total	$173.3	$136.3	-$84.5	$178.7
% Change in Real GDP (ann.)	4.5%	3.5%	-2.1%	4.6%
% Change in Real Final Sales (ann.)	3.0%	3.9%	-1.0%	3.2%
% Change in GDP Deflator (ann.)	1.6%	1.4%	1.3%	2.1%

U.S. REAL PERSONAL CONSUMPTION EXPENDITURE PROJECTIONS

		Case 1 Index (+0.0%)	Annual. Qtrly. Change	Case 2 Index (+0.2%)	Annual. Qtrly. Change
	Sept. Proj.	10983.70	1.9%	11005.67	2.2%
	Aug.	10983.70		10983.70	
	July	10925.90		10925.90	
	June	10935.00	2.5%	10935.00	2.5%
	May	10906.00		10906.00	
	Apr.	10896.70		10896.70	
	Mar.	10903.30	1.2%	10903.30	1.2%
	Feb.	10834.00		10834.00	
2014	Jan.	10795.60		10795.60	
	Dec.	10827.10	3.7%	10827.10	3.7%
	Nov.	10831.40		10831.40	
	Oct.	10775.80		10775.80	
	Sept.	10742.20	2.0%	10742.20	2.0%
	Aug.	10707.40		10707.40	
	July	10690.30		10690.30	
	June	10681.80	1.8%	10681.80	1.8%
	May	10659.10		10659.10	
	Apr.	10640.30		10640.30	
	Mar.	10633.50	3.6%	10633.50	3.6%
	Feb.	10617.70		10617.70	
2013	Jan.	10589.80		10589.80	

September nonfarm payrolls, released on October 3rd, were robust at 248,000 jobs, well above the consensus estimate of 215,000. Additionally, July and August payrolls were revised up by a combined 69,000. Much of the unexpected strength in the most recent month came in Business and Professional Services, where an additional 20,000 jobs were created, compared with the three-month average. Within the Business and Professional Services category, employment services rose by 34,000, of which 19,500 came in temporary help, which is a positive indicator of future employment. The unemployment rate fell from 6.1 percent to 5.9 percent, dropping to its lowest level since July 2008. However, this was at least partially aided by a decline in the labor force participation rate to a new cyclical low of 62.7 percent. Moreover, when viewed by age cohort, the labor force participation rate rose for workers between the ages of 16 and 24, while it fell for all other age cohorts. This, perhaps, suggests a mismatch in job skills among core age workers and early retirement for the 55+ cohort.

U.S. CPI TRENDS – PERCENT CHANGE

CPI for All Urban Consumers (not seasonally adjusted)

	All Items			Core
Period	3 Months Ann.	6 Months Ann.	Year-Over Year	Year-Over Year
April 2013	3.9	1.0	1.1	1.7
May 2013	1.3	2.4	1.4	1.7
June 2013	1.3	3.4	1.8	1.6
July 2013	1.8	2.9	2.0	1.7
August 2013	1.6	1.5	1.5	1.8
September 2013	1.1	1.2	1.2	1.7
October 2013	-0.1	0.9	1.0	1.7
November 2013	-1.4	0.1	1.2	1.7
December 2013	-1.9	-0.4	1.5	1.7
January 2014	0.6	0.3	1.6	1.6
February 2014	2.9	0.8	1.1	1.6
March 2014	5.6	1.8	1.5	1.7
April 2014	5.4	3.0	2.0	1.8
May 2014	5.3	4.1	2.1	2.0
June 2014	3.5	4.5	2.1	1.9
July 2014	2.0	3.7	2.0	1.9
August 2014	-0.1	2.6	1.7	1.7

Inflation, as measured by the headline Consumer Price Index for All Urban Consumers (CPI), declined -0.2 percent in August, versus the consensus expectation of no change. On a year-over-year basis, inflation stands at 1.7 percent, dropping below the 2 percent level for the first time since March. Core CPI, which excludes the volatile food and energy sectors, was unchanged in August, compared with the expectation of a +0.2 percent increase. Core CPI, on a year-over-year basis, has now dropped comfortably below the 2 percent level to 1.7 percent. Inflation remains very controlled and does not appear likely to be a concern in the near to intermediate term. However, the Federal Reserve's bias is clearly on generating better growth in the economy. At the point when growth accelerates, inflation will become a much bigger risk and concern. Recent trends in inflation are shown in the previous table, and Exhibit E displays longer-term trends.

In summary, although second quarter growth was strong, average growth for the first half of 2014 was a weak +1.2 percent. Nonetheless, we believe that the subpar economic recovery remains on track. As has been the case throughout this recovery, economic data remains quite mixed. At the moment, consumer spending appears fairly weak, despite the strong August figure. On the other hand, job growth appears to be improving. As a result, we have not made any changes to our estimate for 2014 real GDP growth which remains +2.0 percent. Our estimate for 2015 real GDP growth is +2.7 percent. All of the details of our key economic assumptions are shown in Exhibit F.

MONETARY POLICY AND FIXED INCOME STRATEGY: POSITIONED FOR YIELD CURVE FLATTENING

During the third quarter of 2014 the yield curve flattened, continuing the trend that started at the beginning of the year. In the third quarter, the yield on the 30-year U.S. Treasury decreased more than the yield on the 10-year U.S. Treasury, and the 2-year U.S. Treasury increased in yield. The market is beginning to expect an increase in rates from the Federal Reserve, which increases the "required" yield on shorter maturities. At the same time, this action alleviates inflation concerns, which decreases the "required" yield on longer maturities.

The return of the Barclays Aggregate Index for the quarter was +0.17 percent. The flattening of the curve led to better returns in longer maturities and worse returns in the shorter maturities. In terms of sectors, U.S. Treasuries performed best, gaining +0.34 percent. Both mortgages and corporate bonds saw spread widening, with corporate spread widening actually being enough to take the returns slightly negative for the quarter.

In terms of strategy, portfolios are positioned to benefit from further yield curve flattening. In general, portfolios contain a mix of shorter- and longer-maturity bonds rather than intermediate-maturity bonds, while still targeting an overall duration that is shorter than the index. In terms of sectors, we continue to be overweight high quality mortgages that we believe will continue to provide a yield advantage, and relative protection against an increase in rates. Within corporates, we are focusing on higher quality, shorter-maturity opportunities, as well as secured airline bonds. Our forecast for U.S. Treasury interest rates is detailed in Exhibit G.

TOTAL RETURNS TO 09/30/14

	1 Mo.	3 Mos.	9 Mos.	12 Mos.
BARCLAYS INDEX				
AGGREGATE	-0.7%	0.2%	4.1%	4.0%
Treasury	-0.5	0.3	3.1	2.3
Agency	-0.3	0.2	2.4	2.2
Corporate	-1.4	-0.1	5.6	6.8
CMBS	-0.5	-0.2	2.4	2.9
Asset-Backed	-0.1	0.0	1.3	1.6
Mortgage Pass-Through	-0.2	0.2	4.2	3.8
5-Year Treasury	-0.5	-0.2	1.7	0.8

Tax-exempt bond yields declined during the quarter, especially during August. The longer duration Bond Buyer 40-Bond Index yield ended the quarter at 4.42 percent, which compared to 4.52 percent at the beginning of the quarter and 5.13 percent at the beginning of the year. In addition, the tax-exempt yield curve continued to flatten during the quarter, as yields on longer duration bonds declined further, while shorter maturity bond yields were relatively stable. Specifically, yields on 10-year and 30-year maturity AAA-rated general obligation bonds fell by approximately -10 basis points and -20 basis points, to yield 2.17 percent and 3.09 percent, respectively. Yields on tax-exempt revenue issues declined even more, by approximately -15 basis points for 5- to 10-year maturity bonds and by approximately -30 basis points for bonds maturing 15 years and beyond.

Lower than average issuance volume, combined with demand from reinvestment and modestly positive funds flows continued to be the main driver of performance for tax-exempt bonds during the quarter. Investors continued to reach for yield, as supply remained net negative. As a result, longer duration bonds continued to outperform shorter duration bonds for the quarter and year to date. In addition, revenue bonds continued to outperform general obligation bonds and, among investment grade bonds, lower credit quality continued to outperform higher credit quality. These trends were evident in sector performance as the lower quality industrial revenue sector performed best, followed by the hospital and transportation sectors. Insured bonds also performed well, due to a resurgence in demand in recent months, as credit conditions in Detroit and Puerto Rico worsened. Insured bonds have increased to 5.2 percent of issuance volume year to date, up from 3.2 percent in 2013, the highest in five years. Despite a change in its ratings outlook to A3 negative from stable by Moody's Investors Service in early July, National Public Finance Guarantee (NATL), in August, participated in its first new bond offering since 2008, backing a portion of the Michigan Finance Authority on behalf of the Detroit, MI Water and Sewerage Department.

Puerto Rico continued to make headlines during the quarter. The passage of the Recovery Act in Puerto Rico back in June set in motion numerous ratings downgrades to below investment grade, and significant price depreciation across the board for unenhanced debt associated with the Commonwealth. Concerns over an imminent default for Puerto Rico Electric Power Authority (PREPA) were quelled when the agency announced in August that it was successful in extending two maturing credit lines to March of next year, and had reached a forbearance agreement with bond insurers and bondholders controlling more than 60 percent of PREPA's outstanding bonds. The dollar prices for PREPA bonds rebounded from the high $30s in early July to the mid-$50s by the end of the quarter. Sit-managed portfolios

generally have little exposure to Puerto Rico credits, so the impact on performance is small.

TOTAL RETURNS TO 09/30/14	1 Mo.	3 Mos.	9 Mos.	12 Mos.
BARCLAYS INDEX				
MUNICIPAL	0.1%	1.5%	7.6%	7.9%
5-Year Municipal	-0.1	0.8	3.1	4.0
Long (22+ years)	0.3	2.3	12.7	12.9
Revenue	0.2	1.7	8.4	8.7
Electric	0.1	1.5	7.2	7.2
Hospital	0.3	2.0	10.1	10.6
Housing	0.2	1.5	7.1	7.8
IDR/PCR	0.5	2.1	9.9	10.7
Transportation	0.2	2.0	9.1	9.6
Education	0.1	1.6	7.8	8.3
Water/Sewer	0.1	1.7	8.1	8.6
Resource Recovery	0.0	1.4	7.2	8.3
Leasing	0.1	1.5	8.0	8.2
Special Tax	0.1	1.1	7.2	6.9
General Obligation	0.0	1.2	6.7	7.1
Prerefunded	-0.1	0.3	1.7	2.0
Insured	0.3	2.4	9.1	9.9
Muni Aaa	-0.1	1.1	5.4	5.8
Muni Aa	0.0	1.4	6.9	7.3
Muni A	0.2	1.6	8.7	9.1
Muni Baa	0.7	2.2	12.2	11.7

We continue to expect tax-exempt supply to remain light, as municipalities continue to shrink their balance sheets, and as more financings are being privately placed with banks or other financial institutions. As such, we believe that our longer-than-portfolio benchmark durations will continue to be rewarded in the near term, particularly as the tax-exempt yield curve remains steeper than its longer term historical average. Relative yield valuations for intermediate and longer duration revenue bonds, while approaching their longer term averages for AAA-rated general obligation bonds, remain attractive for comparable duration revenue bond issues, and continue to attract crossover buyers. We anticipate shortening portfolio durations as interest rates are expected to trend modestly higher next year, as the subpar economic recovery continues to progress. Nonetheless, a rise in tax-exempt yields is expected to be mitigated by continued limited supply of bonds.

Our tax-exempt investment strategy remains focused on securities that provide a high level of interest income, which is the primary source of returns over longer term cycles. Revenue bonds continue to offer attractive incremental yield (60 to 65 basis points for A-rated tax-exempt revenue bonds over AAA-rated general obligation issues maturing 10 years and longer), and have much less exposure to pressure from employee costs, such as pension and other post-employment benefits (OPEB) liabilities. We continue to be attracted to those sectors with stable to growing demand fundamentals, (e.g., single-family housing, senior housing and hospitals with dominant market share). We remain focused on lower investment grade-rated bonds (A and Baa), as we believe there is room for credit spreads to modestly narrow further. In addition, we continue to look for security structures which provide added yield without additional credit risk, (e.g., callable bonds, sinking fund or convertible coupon bonds). Where allowed, we consider tax-exempt closed-end bond funds to be attractively valued, as their prices have not kept up with the appreciation in underlying net asset values, and discounts are at the wider end of recent historical ranges. In addition, we expect borrowing costs to remain low in the near

term. Tax-exempt portfolios remain highly diversified, both geographically and on an issue basis, to help manage credit risk.

INTERNATIONAL

EUROPE

CURRENT CONDITIONS: QUESTIONABLE RECOVERY

We are increasingly concerned that growth has stalled in Europe, particularly in euro area countries. A growing number of indicators are confirming that economic activity across the region is decelerating and that deflationary pressures continue to mount. The ongoing conflict between Russia and Ukraine, as well as the associated sanctions placed on Russia, will also likely have a negative spillover effect. As a result, we are modestly decreasing our Euro Area GDP forecasts to +0.8 percent in 2014 and +1.3 percent in 2015 from our previous forecasts of +1.1 and +1.5, respectively. Our UK GDP assumptions remain unchanged from last quarter. See Exhibit H for our regional GDP estimates.

Purchasing Managers' Index (PMI) data across Europe continue to show significant deterioration. As shown in Exhibit I, the euro area PMI fell to a 14-month low in August of 50.3. While a number above 50 still indicates expansion, it appears clear from the trend that the PMI is headed below 50. The PMI in the UK is marginally stronger at 51.6, but has the same downward trend as the euro area. In addition, sentiment indicators continue to decline. The one bright spot is unemployment. Although unemployment remains at record levels, it appears to have peaked in 2013 and has declined modestly. See Exhibit I for the deteriorating data points in Europe.

We expect the European Central Bank (ECB) to remain accommodative this year and well into 2015. Reflecting the weakening outlook in the euro area, the ECB cut interest rates again on September 4th in an attempt to further stimulate growth and stave off deflation. Additionally, the ECB plans to restart its covered bond purchases and to start a "sizeable" ABS purchase program in October, coinciding with the asset quality review/stress tests. The targeted longer-term refinancing operation will continue with the hope that banks will participate in this voluntary program. Most recently, 255 banks participated and borrowed □83.6 billion in new four-year loans at an interest rate of 0.15 percent, well short of the □100 billion anticipated by the market. ECB President Mario Draghi explained that these programs could increase the size of the ECB's balance sheet to its 2012 high of □3.1 trillion, from around □2 trillion currently. If the above measures prove insufficient, Mr. Draghi suggested on September 22nd that large scale purchases of government bonds remain an option, if inflation remains too low. See Exhibit J.

One of our concerns is that with low inflation, anemic growth, and accommodative monetary policy, Europe is entering the trap Japan fell into back in the 1990's often called, "The Lost Decade." When comparing the two economies, growth has been much weaker in the euro area with unemployment at much higher levels than in Japan. Inflation is slightly weaker in the euro area than in Japan, as euro area inflation fell to a five-year low of +0.3 percent in September. Central bank balance sheets for both regions have ballooned and, as indicated above, appears likely to continue in Europe. One positive aspect is the euro area workforce looks like it will shrink more slowly than it did in Japan. While we are hopeful Europe won't fall into the same trap

as Japan, at present, it looks as though Europe is headed that direction, see Exhibit K.

JAPAN

CURRENT CONDITIONS: THE JURY IS STILL OUT

Abenomics has been dealt a setback, as the April 1st consumption tax hike has weighed on the Japanese economy to a greater extent than initially expected. Economic growth contracted sharply during the second calendar quarter, and recent indicators suggest a muted recovery, as domestic consumption has yet to rebound, real wages are under pressure, capital spending indicators are slowing, and a recovery in exports remains absent, see Exhibit L. To be sure, positive signs remain. The employment situation remains healthy, as the unemployment rate remains near multi-year lows, and surveys show optimism remains elevated among the corporate sector. The economy will likely return to modest growth in coming quarters, but the consumption tax hike has clearly been a greater obstacle than expected.

The policy backdrop looks to remain supportive, given the recent mixed economic activity. Mr. Abe will likely go ahead with the planned second increase in the consumption tax - a two percentage point increase to 10 percent scheduled for October 2015 - as it is necessary to move toward the administration's goal of a balanced primary budget by 2020 and to reaffirm the country's commitment to fiscal responsibility. While a risk to economic growth, it will likely be accompanied by a generous amount of fiscal stimulus to help temper any negative impact on demand. Meanwhile, the Bank of Japan may move to ease monetary policy further as inflation, though in positive territory, remains well short of the targeted +2 percent level, and underlying economic data appears to be increasingly diverging from the central bank's more optimistic outlook. Given the combination of subdued economic activity post the tax hike and a supportive policy backdrop, we continue to look for a moderate growth environment in Japan, see Exhibit H.

Over the longer run, the successful and timely implementation of Mr. Abe's "Third Arrow" reforms will be key, in our view, to sustainably pulling Japan out of its decades-long deflationary slump and putting the nation on a viable long term growth path. We have been particularly encouraged by measures in recent months aimed at improving corporate governance, and the appointment of several pro-reform policy advisors during the early September cabinet reshuffle suggests Mr. Abe remains committed to implementing the necessary reforms. We should see further progress in the months ahead, particularly on revised allocations for the Government Pension Investment Fund. However, it remains to be seen whether these efforts ultimately prove successful.

ASIA EX-JAPAN

CURRENT CONDITIONS: CONTINUED SLOWDOWN IN CHINA

After China's growth stabilized in the June quarter, concerns over a slowdown are re-emerging after much weaker than expected August data. Industrial production growth declined to +6.9 percent year-over-year in August, the lowest since first quarter 2009. While exports showed strength from a recovery in developed markets, domestic demand has remained weak mostly due to the cooling property market. The latest September PMI data, while indicating stabilizing growth, as shown in Exhibit M,

does not reveal improvement in domestic demand. So far, policy makers have been using targeted easing to help stabilize growth. The latest attempts include: liquidity injections, tax breaks, and newly-announced loosened mortgage policies. While economic growth likely slowed down in the third quarter, we could see some improvement in the fourth quarter, given recent easing measures. Our forecast for +7.0 to +7.5 percent real GDP growth for 2014 is unchanged. However, we expect slightly lower real GDP growth in 2015. We would not be surprised to see policymakers lower the growth target from the current level of "around 7.5 percent" for 2015, as China goes deeper into the reform process.

The property sector has been a major drag on the economy. After the relaxation of home purchase restrictions in 42 out of 46 cities failed to stop the slide in the property market, on September 30th, the People's Bank of China issued a notice on mortgage loosening, as shown in Exhibit N. While this could ease some pent-up demand from upgraders, it remains to be seen whether it will end the property-market correction, given the changing market expectations and elevated inventory levels.

Although some progress has been made in hukou reform, fiscal reform and state-owned enterprise reform, the pace has been slow. As a result, it has not yet helped the economic recovery We expect more progress from the 4th Plenum, to be held October 20th-23rd. One bright spot regarding financial market deregulation is the Shanghai-Hong Kong Connect, which is a pilot program that links the stock markets in those two cities, see Exhibit O. It allows investors in Hong Kong and Mainland China to trade shares listed on the other market. This is a solid reform step for China, which is beginning to open up its capital account. The program will have its formal launch in October.

Australia's economy is becoming less dependent on China. Second quarter 2014 GDP grew +3.1 percent year-over-year, down from first quarter 2014's +3.5 percent, on less contribution from net exports and weaker domestic demand. Stronger economic growth in the United States is helping Australia offset weaker demand for commodities from China. Australia has seen strength in home prices, employment, and credit. Australian home prices rose +11 percent year-over-year in August; August employment increased by +121,000, the highest monthly net jobs gain in history; and July total private credit grew +5.1 percent year-over-year, as housing continued its reasonably fast pace of +6.5 percent, the most since early-2011.

However, there were also cautionary signs. The strong rise in employment showed an unusually large rise in part-time employment, as well as slow wage growth. Despite the recovery in the housing market, consumption growth has been moderate. August retail sales increased only +0.4 percent month-over-month.

South Korea's economic recovery remained slow. The pace of growth slowed in the second quarter to +3.6 percent year-over-year, versus the first quarter pace of +3.9 percent. This softening may have been caused by the lingering effects on sentiment from the Sewol ferry disaster in mid-April. Other signs of weakness were July exports at +5.7 percent year-over-year and August industrial production falling -2.8 percent. To stimulate growth, in August, the government announced a tax revision bill on dividends and cut its seven-day repurchase rate -25 basis points to 2.25 percent, near a four-year low. The tax revision plan aims to revitalize the economy by boosting investment, household wages and dividend income, with additional incentives for small

and medium-sized enterprises. The bill also targets a number of social programs and attempts to make the tax code more fair. If successful, these actions should boost investment and wages.

REST OF WORLD

CURRENT CONDITIONS: RECOVERY IN MEXICO, RECESSION IN BRAZIL

Mexico's economy improved in the second quarter to +1.0 percent quarter-over-quarter, up from the dismal first quarter pace of +0.4 percent. Improvements were led by domestic demand in commerce and construction. There are signs of a recovery in Mexico, as wages for private sector workers rose +4.8 percent year-over-year in August and industrial production increased +2.1 percent in July. Mexico's latest jobs figure showed improvement, with formal job growth of +37,000 in July versus +5,000 in July 2013. However, consumer spending remains constrained, as household consumption fell by -0.6 percent month-over-month in July. The Banco de Mexico lowered its 2014 GDP estimate to +2.4 percent from the previous level of +2.7 percent, on weaker domestic demand.

Brazil's economy is in recession, as second quarter 2014 GDP fell -0.6 percent quarter-over-quarter from the first quarter level of -0.2 percent. The Brazilian economy remains weak, as retail sales dropped -1.1 percent month-over-month in July and industrial production fell -5.4 percent year-over-year in August. Inflation is still too high, with August IPCA CPI of +6.5 percent, at the upper limit of the central bank's target, implying the central bank will not be able to lower interest rates soon.

The Presidential elections in Brazil occurred on October 5th, but a winner will not be determined until the run-off election on October 26. The results from October 5th were surprising as popular candidate Marina Silva was eliminated. Current President Dilma Rousseff will face the center-right candidate Aecio Neves in the run-off election, where she is expected to win reelection. Brazilians want an improvement in the economy. The incoming president will face the task of growing the economy and shifting its dependency on consumption and credit to investment.

GLOBAL EQUITY INVESTMENT STRATEGY:

A MULTITUDE OF CROSSWINDS

United States

The U.S. economy is nearing an important transition. By the end of this month the Federal Reserve's quantitative easing program will be terminated. As that event has become more inevitable, investors have turned their focus to when the Federal Open Market Committee (FOMC) is likely to begin raising the federal funds rate. In the most recent release of the Survey of Economic Projections, FOMC members' projections for the fed funds rate at year end 2015 and 2016 nudged up slightly. The expectation for year end 2015 and 2016 now stands at just over 1.25 percent and just under 2.70 percent, respectively. Additionally, the consensus expectation is that the FOMC will begin tightening around mid-year 2015.

While we generally agree with the current view regarding future Fed actions, we do believe that the bias is tilted towards interest rate hikes being pushed out to a later date. The economy continues to be mired in the same subpar recovery that has been in place for several years. Although there continue to be signs of accelerating improvement, meaningful breakthrough has remained elusive. Currently, stronger employment reports have been one of the more promising indicators. However, with the expected start of interest rate hikes just three quarters away, and no clear indication that the rate of economic improvement has sustainably changed, we think the start of more restrictive monetary policy could be further away than markets currently anticipate.

Despite the tentativeness of the economic recovery, U.S. financial markets are by far the most attractive place for investors. Further economic weakening in both Europe and China, along with concerns about the staying power of the current recovery in Japan, makes the U.S. quite attractive in the context of the global economy. The combination of relative economic strength in the U.S. along with anticipated tighter U.S. monetary policy, while many other parts of the world need accommodative policy, has caused the dollar to strengthen quite dramatically over the last several months.

At the moment, there are an unusual number of crosswinds that may potentially impact domestic equity markets. In addition to the strengthening dollar and the anticipation of rising interest rates, the way in which rates rise will be a further complication. If the FOMC raises short term rates at a time when markets are not concerned about inflation, then the yield curve will flatten as long term rates remain relatively unchanged. That scenario would be less attractive to certain interest rate sensitive groups, such as banks. On the other hand, if investors are worried about inflation at the same time that the FOMC begins raising rates, the yield curve will likely shift upward as all rates rise, a scenario that would be much more beneficial to banks.

The combination of these crosswinds necessitates flexible portfolio strategies in the current environment. As events unfold and the interplay of these issues changes, we will be looking for opportunities to make incremental changes in portfolios to take advantage of misvaluations. As a result of the relative attractiveness of U.S. markets, we are focused on increasing portfolio exposure to companies that are more U.S.-centric with less foreign exposure. Given the intricate combination of crosswinds, we believe portfolios will be well-served by maintaining emphasis on high quality holdings with strong fundamentals that are well diversified. These holdings characterize the core of Sit Investment Associates' client equity portfolios. The attractiveness of these companies as result of strong earnings growth and relatively attractive valuations is shown in Exhibit P.

International

The downward bias we noted last quarter appears to be coming to fruition. Virtually all major European equity markets were decidedly negative in the third quarter, particularly in U.S. dollar terms, given the nearly -8 percent decline in the euro versus the U.S. dollar. Through the first nine months of the year, there are a few bright spots, but, in general, most markets were down, as shown in Exhibit Q. Equity flows to Western Europe have begun to decline, as investors are becoming more uncertain about growth in that region. Additionally, valuations inched up slightly in the third quarter, but remain in line with the European

historical averages, trading around 14 times to 15 times forward earnings.

Our general strategy over the past twelve months remains in place – focus on high quality, cash generative companies that have strong sales and earnings growth. Attractive stocks include some higher beta companies that can capitalize on growth outside of Europe, with some of the preferred groups being cyclical, financial, and domestic consumption investments. Some defensive stocks, such as pharmaceutical and utility issues, are also attractive in this slower growth environment. Europe continues to be a large absolute weight in international and global portfolios. Emphasis remains on companies with exposure outside of Europe and/or niche European companies. We are closely watching companies with emerging markets exposure, particularly in Latin America, where growth is stalling. Within Europe, we have slightly reduced exposure to the UK, as we fear the prospect of rising rates will dampen equity market performance. In the rest of Europe, we are maintaining the same exposure, as ECB easing should continue to support equity markets and growth in non-euro area countries continues to be relatively healthy.

Japanese equities have modestly outperformed those of other developed regions in recent months on a constant currency basis, but remain underperformers for the year. Mr. Abe's renewed push for structural reforms since June, as well as fund managers' increased exposure to Japanese equities, have supported recent returns. While domestic growth has disappointed following the consumption tax hike, forecasted earnings have remained relatively stable for public companies as a whole, helped in part by their exposure to overseas demand. Japanese equities remain attractively valued relative to global equities across a broad range of earnings and cash flow-based metrics, given their continued stable earnings outlook.

We remain meaningfully underweight Japanese equities across our international strategies, given our continued concern about the longer term health of the country's economy. Japan faces significant structural challenges, given its aging population, elevated government debt levels, continued fiscal deficits, and a current account flirting with deficit territory. While we remain encouraged by Mr. Abe's continued reform efforts, whether these can be successfully implemented and support sustained growth in the longer run remains far from certain. We continue to watch with caution.

Within our allocation to Japanese equities, we continue to prefer multinational and export-oriented companies, as well as defensive domestic consumption stocks, given our continued outlook for a modest domestic growth environment. Multinationals and exporters should benefit from stronger demand overseas as well as from the renewed weakness in the yen. Exhibit L shows that externally-focused names have outperformed to date, and we continue to believe this will remain the case going forward. Within Japan, we prefer defensive consumption names that will hold up well in a subdued demand environment.

The MSCI China Index has rallied since mid-April in anticipation of the Shanghai-Hong Kong Connect and stabilizing growth, before pulling back in September on renewed growth concerns. Following the recent selloff, MSCI China is underperforming MSCI Emerging Markets year-to-date.

MSCI China valuation remains inexpensive. It trades at a 12-month forward price-to-earnings ratio of 9.0 times, roughly one standard deviation below historical averages. In a regional context, MSCI China remains at a -27 percent discount to MSCI Asia Pacific Japan. Earnings estimates have been edging higher since early August. Currently, earnings growth is projected to be around +7.7 percent in 2014, down from +10.5 percent growth in 2013.
Given our view that China's growth will remain relatively low amid restructuring, we are still skeptical of a broad-based sustainable rally. Our strategy remains focused on reform beneficiaries, companies with good earnings visibility, and companies with strong secular growth prospects. We continue to significantly underweight the banking sector and property-related sectors, given our concerns about the asset quality of banks and the property market downturn.

In the rest of Asia ex-Japan, we are positive on the South Korean market. South Korea's economic growth should improve from the tax revision bill, interest rate cut, and a recovery in export demand.

A summary of our current investment view by geographic area is displayed in the following table:

GLOBAL STRATEGY

Region/Country	Sentiment Gauge
North America	+
Euroland	o/-
United Kingdom	-
Rest of Europe	o
Greater China	o/-
Japan	o
Rest of Asia	o
Latin America	-
Africa/Middle East	o

Exhibit A

■ Sit Investment Associates ■

Securities Markets

Equities	9/30/14	8/29/14	6/30/14	12/31/13	9/30/13	One Month	3 Months	9 Months	12 Months
Dow Jones Industrials	17042.90	17098.45	16826.60	16576.66	15129.67	-0.3%	+1.3%	+2.8%	+12.6%
S&P 500	1972.29	2003.37	1960.23	1848.36	1681.55	-1.6	+0.6	+6.7	+17.3
NASDAQ OTC Composite	4493.39	4580.27	4408.18	4176.59	3771.48	-1.9	+1.9	+7.6	+19.1
Fixed Income									
U.S. Treasury									
2-Year Notes	0.57	0.49	0.46	0.38	0.32	+8 b.p.	+11 b.p.	+19 b.p.	+25 b.p.
5-Year Notes	1.76	1.63	1.63	1.74	1.38	+13	+13	+2	+38
10-Year Notes	2.49	2.34	2.53	3.03	2.61	+15	-4	-54	-12
30-Year Bonds	3.20	3.08	3.36	3.97	3.69	+12	-16	-77	-49
AA Industrial									
Intermediate Maturity	3.44	3.19	3.23	3.65	3.31	+25	+21	-21	+13
Long Maturity	4.29	4.07	4.17	4.72	4.62	+22	+12	-43	-33
Mortgages									
Current Coupon GNMA (3.25%)	2.92	2.84	2.98	3.43	3.18	+8	-6	-51	-26
Municipals									
Bond Buyer 40-Bond Index	4.42	4.40	4.52	5.13	5.09	+2	-10	-71	-67
Short Term									
Fed Funds	0.09	0.09	0.10	0.08	0.08	--	-1	+1	+1
Primary Discount Rate *	0.75	0.75	0.75	0.75	0.75	--	--	--	--
Prime Rate	3.25	3.25	3.25	3.25	3.25	--	--	--	--
3-Mo.Bill-Bid Disc.	0.02	0.03	0.04	0.07	0.02	-1	-2	-5	--

* Primary Credit Discount Rate; effective 1/9/03.

E-09/14 093014
PP-107T.DOC

Exhibit B

■ Sit Investment Associates ■

Year-Over-Year Relative Performance of Growth Versus Value Stocks


Russell 1000 Growth Return (Y/Y) minus Russell 1000 Value Return (Y/Y)
Monthly through September 30, 2014
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
-50%
+3 Std Dev
+2 Std Dev
+1 Std Dev
-1 Std Dev
-2 Std Dev
-3 Std Dev
12/79
12/80
12/81
12/82
12/83
12/84
12/85
12/86
12/87
12/88
12/89
12/90
12/91
12/92
12/93
12/94
12/95
12/96
12/97
12/98
12/99
12/00
12/01
12/02
12/03
12/04
12/05
12/06
12/07
12/08
12/09
12/10
12/11
12/12
12/13

Source: FactSet Research Systems and Sit investment Associates, Inc.

G:\Support\Exhibits\E-09/14

Exhibit C

■ Sit Investment Associates ■

World Equity Market Rankings
The United States Ranked 5th Out of 33 World Equity Markets
Year-to-Date Through September 30, 2014

PERFORMANCE IN U.S. DOLLARS				
Country	DJ Global, Indexes, US$ on 9/30/14	Change from 12/31/2013 points	Change from 12/31/2013 percent	9/30/2014 Country Rank
Australia	406.82	-14.08	-3.35%	24
Austria	211.60	-48.04	-18.50%	33
Belgium	479.05	5.09	1.07%	14
Brazil	1098.57	-32.46	-2.87%	23
Canada	518.30	22.97	4.64%	6
Chile	457.11	-43.61	-8.71%	29
Denmark	873.92	107.88	14.08%	4
Finland	931.36	-27.09	-2.83%	22
France	303.83	-17.41	-5.42%	27
Germany	324.53	-42.73	-11.64%	30
Greece	50.65	-7.97	-13.59%	31
Hong Kong	486.44	-10.95	-2.20%	20
Indonesia	200.89	35.04	21.12%	3
Ireland	316.00	-4.04	-1.26%	17
Italy	133.10	1.88	1.43%	10
Japan	100.45	-2.45	-2.38%	21
Malaysia	293.69	2.28	0.78%	16
Mexico	690.77	22.20	3.32%	8
Netherlands	333.43	-13.58	-3.91%	25
New Zealand	257.67	2.06	0.80%	15
Norway	402.28	-6.87	-1.68%	18
Philippines	421.96	76.45	22.13%	2
Portugal	127.53	-25.69	-16.76%	32
Singapore	338.64	4.40	1.32%	12
South Africa	372.09	3.99	1.08%	13
South Korea	309.11	-5.53	-1.76%	19
Spain	314.05	10.67	3.52%	7
Sweden	617.61	-39.52	-6.01%	28
Switzerland	791.46	10.57	1.35%	11
Taiwan	183.04	5.66	3.19%	9
Thailand	215.29	41.70	24.02%	1
United Kingdom	253.66	-11.67	-4.40%	26
United States	494.45	27.89	5.98%	5 ←
COMPOSITE INDICES				
Latin America	603.47	-8.00	-1.31%	
Western Europe	320.32	-12.81	-3.85%	
Asia/Pacific	147.35	0.41	0.28%	
World (ex U.S.)	234.59	-3.72	-1.56%	

Source: FactSet Research Systems, October 1, 2014

Exhibit D

■ Sit Investment Associates ■

Real GDP Change

Dollars (Bill) of Real GDP Change	1Q11 Rev.	2Q11 Rev.	3Q11 Rev.	4Q11 Rev.	1Q12 Rev.	2Q12 Rev.	3Q12 Rev.	4Q12 Rev.	1Q13 Rev.	2Q13 Rev.	3Q13 Rev.	4Q13 Rev.	1Q14 Rev.	2Q14 Adv.	2Q14 Pre.	2Q14 Final
Personal Consumption Exp.	$51.0	$20.6	$44.5	$34.6	$70.8	$32.6	$50.2	$50.2	$93.1	$46.7	$52.9	$98.1	$32.9	$66.2	$66.1	$68.3
Nonresid. Fixed Invs.	-4.0	36.9	79.8	42.3	27.0	20.5	3.9	17.4	7.1	7.8	26.5	50.0	8.2	27.6	41.8	48.1
Residential Invs.	-0.7	4.9	7.5	10.8	23.2	4.5	14.2	20.8	8.7	20.8	13.2	-11.1	-6.6	8.9	8.5	10.3
Inventory Change	-33.0	32.4	-70.5	93.8	-9.9	8.0	-7.7	-64.0	26.2	10.0	52.2	-13.8	-46.6	58.2	48.7	49.6
Net Exports	-8.1	11.0	0.9	-7.4	-4.0	-1.0	13.7	28.5	-2.7	-18.8	21.4	40.6	-63.2	-23.1	-16.3	-13.2
Government	-59.3	-3.2	-19.0	-11.7	-20.5	-2.9	19.5	-45.7	-28.9	1.4	1.2	-27.9	-6.0	11.5	10.2	12.1
Residual	-4.8	1.4	-8.7	4.1	-1.9	0.0	0.8	-4.8	1.2	0.3	5.9	0.4	-3.2	4.7	3.6	3.5
Total	-$57.7	$108.3	$31.5	$169.2	$84.7	$61.7	$94.6	$2.4	$104.7	$68.2	$173.3	$136.3	-$84.5	$154.0	$162.6	$178.7
% Change in Real GDP (ann.)	-1.5%	2.9%	0.8%	4.6%	2.3%	1.6%	2.5%	0.1%	2.7%	1.8%	4.5%	3.5%	-2.1%	4.0%	4.2%	4.6%
% Change in Real Final Sales (ann.)	-0.6%	1.9%	3.0%	1.8%	2.5%	1.4%	2.7%	1.9%	2.0%	1.5%	3.0%	3.9%	-1.0%	2.3%	2.8%	3.2%
% Change in GDP Deflator (ann.)	1.8%	2.9%	2.4%	0.6%	2.1%	1.9%	1.9%	1.5%	1.4%	1.1%	1.6%	1.4%	1.3%	2.0%	2.2%	2.1%

Source: Bureau of Economic Analysis, U.S. Department of Commerce, September 26, 2014

G:\Support\Exhibits\E-09/14

Exhibit E

■ Sit Investment Associates ■

Broad-Based Inflation Measures Remain Controlled


Consumer Price Inflation
Year-over-year change in prices paid by consumers
All: +1.7%
Core: +1.7%
15
13
11
9
7
5
3
1
-1
-3
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14


Producer Price Inflation
Year-over-year change in prices paid for finished goods by manufacturers
All: +1.8%
Core: +1.8%
22
20
18
16
14
12
10
8
6
4
2
0
-2
-4
-6
-8
'60 '61 '62 '63 '64 '65 '66 '67 '68 '69 '70 '71 '72 '73 '74 '75 '76 '77 '78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14

Source: Bureau of Labor Statistics and Bloomberg, September 16 & 17, 2014

Exhibit F

■ Sit Investment Associates ■

Economic Assumptions

	2013				2014				2015E			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Quarterly Data (% Change)												
Real GDP (New) (Qtr. to Qtr. Ann.)	2.7	1.8	4.5	3.5	-2.1	4.2	2.0	2.5	2.5	2.5	3.0	3.0
S&P 500 Reported Profits (Year-over-Year)	5.2	15.0	16.1	28.2	2.7	9.5	20.5	13.4	33.3	22.6	16.3	12.7
Consumer Price Index (Year-over-Year)	1.7	1.4	1.6	1.2	1.4	2.1	1.8	2.6	2.6	2.6	2.8	2.8
Levels (Quarterly Average)												
Unemployment Rate	7.7	7.5	7.2	7.0	6.7	6.2	6.1	6.0	6.0	6.0	6.0	6.0
Prime Rate	3.3	3.3	3.3	3.3	3.3	3.3	3.3A	3.3	3.3	3.3	3.7	4.2
13-week Treasury Bills-Disc.	0.1	0.0	0.0	0.1	0.0	0.0	0.0A	0.1	0.6	0.9	1.2	1.5
10-year Treasury Bonds-Yield	1.9	2.0	2.7	2.7	2.8	2.6	2.5A	2.7	3.1	3.4	3.6	3.8

Source: Sit Investment Associates, Inc., October 1, 2014

G:\Support\Exhibits\E-09/14

Exhibit G

■ Sit Investment Associates ■

Expected Range Of Future Fixed Income Returns

From September 30, 2014

Risk Level/ Representative Issue	Interest Rate Forecast	6 Months Terminal Yield	6 Months Total Return	1 Year Terminal Yield	1 Year Total Return	3 Yrs (Ann. Return) Terminal Yield	3 Yrs (Ann. Return) Total Return
LOW RISK							
2 yr. Constant Mat. Tsy.	Pessimistic	1.50%	-1.5%	2.50%	-3.2%	4.00%	-1.6%
Present YTM 0.57%	Most Likely	0.75	-0.1	1.25	-0.8	3.00	-1.0
	Optimistic	0.13	1.2	0.50	0.7	2.00	-0.4
INTERMEDIATE RISK							
5 yr. Constant Mat. Tsy.	Pessimistic	2.75	-3.7	3.50	-6.2	5.00	-3.0
Present YTM 1.76%	Most Likely	2.25	-1.4	2.50	-1.7	4.00	-1.6
	Optimistic	1.00	4.6	1.00	5.5	3.00	-0.1
MEDIUM RISK							
10 yr. Constant Mat. Tsy.	Pessimistic	4.00	-11.1	4.50	-13.5	5.50	-5.4
Present YTM 2.49%	Most Likely	3.25	-5.2	3.75	-7.9	4.50	-2.9
	Optimistic	2.50	1.2	2.50	2.4	3.50	-0.3
HIGH RISK							
30 yr. Constant Mat. Tsy.	Pessimistic	5.00	-26.2	5.50	-30.4	6.00	-10.7
Present YTM 3.20%	Most Likely	4.00	-12.3	4.50	-18.1	5.00	-6.3
	Optimistic	3.00	5.5	3.00	7.2	4.00	-1.3

Source: Sit Investment Associates, Inc.

EXHIBIT H

■ SIT INVESTMENT ASSOCIATES ■

GLOBAL ECONOMIC ASSUMPTIONS

	GDP GROWTH				INFLATION			
	2013A	2014E	2015E	2013-2017 (5 Yr CAGR)	2013A	2014E	2015E	2013-2017 (5 Yr AVG)
Global Economy	**2.7%**	**2.7%**	**3.1%**	**2.9%**	**2.5%**	**2.7%**	**2.9%**	**2.8%**
United States	2.2	2.0	2.7	2.4	1.5	2.0	2.5	2.2
Euro Area	(0.4)	0.8	1.3	0.9	1.3	0.7	1.1	1.1
United Kingdom	1.7	3.0	2.5	2.4	2.0	1.7	1.9	1.9
Japan	1.5	1.0	1.0	1.1	0.4	0.9*	0.9*	0.8
Asia Ex Japan	6.3	6.1	6.2	6.2	3.8	3.4	3.6	3.6
Latin America	2.5	1.5	2.3	2.2	7.6	10.5	9.5	9.3

* Exlcuding the impact of consumption tax increase effective April 1, 2014 and assumed 2 percentage point increase effective October 1, 2015

10-YEAR BOND YIELDS

	2012	2013	2014	
	12/31A	12/31A	9/30A	12/31E
United States	1.8%	3.0%	2.5%	2.9%
Euro (Germany)	1.3	1.9	1.0	1.0
Japan	0.8	0.7	0.5	0.6
United Kingdom	1.8	3.0	2.4	2.7

EXCHANGE RATES

	2012	2013	2014	
	12/31A	12/31A	9/30A	12/31E
Euro ($/)	1.32	1.37	1.26	1.25
Japan (¥/$)	87	105	110	110
UK ($/£)	1.63	1.66	1.62	1.65

SOURCE: BLOOMBERG, THE WORLD BANK AND SIT INVESTMENT ASSOCIATES, INC, OCTOBER 8, 2014

Exhibit I

■ Sit Investment Associates ■

Economic Data In Europe Rolling Over

Euro area: selected activity indices



PMI level
PMI Mfg output
PMI new orders
PMI new export orders
LT average: 52.7
LT average: 51.7
LT average: 51.5
65
60
55
50
45
40
10
11
12
13
14
15

U.K. PMI and Manufacturing Production



3
2
1
0
-1
-2
-3
-4
-5
-6
-7
65
60
55
50
45
40
35
30
05
06
07
08
09
10
11
12
13
14
15
Manufacturing Production (%3m/3m)
Manufacturing Output PMI



Euro area and EU28 unemployment rates
Seasonally adjusted series
Euro area (EA18)
EU28



German expectations indices in the IFO and ZEW surveys
Idx, sa
% balance, sa
ZEW
IFO
110
105
100
95
90
85
80
75
100
50
0
-50
-100
92
97
02
07
12
Source: IFO, ZEW, J.P. Morgan

Source: Barclay's Research, October 1, 2014, Eurostat, September 30, 2014 and J.P. Morgan, August 15, 2014

G:\Support\Exhibits\E-09/14

Exhibit J

■ Sit Investment Associates ■

The European Central Bank Remain s Accommodative



Euro Area MFI Loans Outstanding (€T)
13
12
11
10
9
8
7
6
14%
12%
10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
Outstanding Balance
Y/Y % Chg
'04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14
Source: European Central Bank



The Goal of the Bond-Buying Program
The European Central Bank is looking to a milder version of so-called quantitative easing to help stock growth.
1 The European Central Bank buys packages of loans and other securities from banks.
2 The purchases inject additional funds into the financial system.
3 The extra money encourages banks to lend, stimulating the economy.

Longer-term refinancing operation (LTRO)

Date	Amount (€ billion)	Participating Banks
Dec-11	489.19	523
Feb-12	529.53	800

Targeted longer-term refinancing operation (TLTRO)

Date	Amount (€ billion)	Participating Banks	Amount Available
Sep-14	82.6	255	€400b
Dec-14	?	?	



Change in the balance sheets since 2007
500%
400
300
200
100
0
Bank of England +416%
U.S. Federal Reserve +381%
Euro system +103%
2007 '08 '09 '10 '11 '12 '13 '14

Source: European Central Bank and Sit Investment Associates, Inc., September 2014, The Wall Street Journal, August 4, 2014, and New York Times, September 5, 2014

G:\Support\Exhibits\E-09/14

Exhibit K

■ Sit Investment Associates ■

Is Europe Following Japan's Weak Growth and Disinflation?


Euro-zone growth since 2008 has been much weaker than in Japan's 'lost decade'...
Price-adjusted gross domestic product, indexed to the start of each area's downturn
Japan's 'lost decade' began after the first quarter of 1991.
Europe's current recession began after the first quarter of 2008.
115
110
105
100
95
90
-2 -1 0 1 2 3 4 5 6 7 8 9 10 11
YEARS AFTER RECESSION BEGAN
...and joblessness has risen far higher than it did in Japan.
Unemployment rate
15%
12
9
6
3
0
Europe
10.9%
Japan
5.3%
-2 -1 0 1 2 3 4 5 6 7 8 9 10 11
But euro-zone inflation isn't yet as weak as in 1990s Japan...
Inflation, excluding food and energy
5%
4
3
2
1
0
-1
-2
Japan
-0.7%
Europe
0.3%
-2 -1 0 1 2 3 4 5 6 7 8 9 10 11
...and the euro zone's workforce will shrink more slowly than Japan's.
Actual and projected population, aged 15-67, indexed to each area's peak
100
95
90
85
80
75
70
65
Europe peaked in 2012
Japan's working-age population peaked in 1996
1980 '90 '00 '10 '20 '30 '40 '50
Sources: ING (GDP, unemployment, inflation); UN (population projections)
Marcus Walker and Andrew Van Dam/The Wall Street Journal

Source: The Wall Street Journal and Sit Investment Associates, Inc., September 2014

Exhibit L

■ Sit Investment Associates ■

Headwinds Persist in Japan

The Consumption Tax Hike Continues to Weigh on the Economy



Ann% Chg
JAPAN
REAL* MONTHLY WAGES**
2
0
-2
-4
CORE*** PRIVATE MACHINERY ORDERS****
10
0
-10
-20
-30
EXPORT VOLUMES****
20
0
-20
-40
© BCA Research 2014
06
08
10
12
14
* DEFLATED USING HEADLINE CONSUMER PRICES.
** SHOWN AS A 6-MONTH WEIGHTED MOVING AVERAGE.
*** EXCLUDES MOST VOLATILE ITEMS (SHIPS AND ELECTRICAL POWER COMPANIES).
**** SHOWN AS A 3-MONTH WEIGHTED MOVING AVERAGE.

We Continue to Prefer Japanese Equities with Overseas Exposure



Performance of Japanese Equities by Foreign Sales Exposure
Universe is the MSCI Japan Index
Median Returns in US$ from December 2013 to September 2014
6.0%
4.0%
2.0%
0.0%
-2.0%
-1.5%
1.3%
5.2%
Less than 25%
25% to 50%
Greater than 50%
Foreign Sales as a Percentage of Total Sales

Source: BCA Research, Septemer 5, 2014, FactSet Research Systems and Sit Investment Associates, October 1, 2014

Exhibit M

■ Sit Investment Associates ■

Recent Chinese PMI Data Has Stalled


55
54
53
52
51
50
49
48
47
46
Jan-11
May-11
Sep-11
Jan-12
May-12
Sep-12
Jan-13
May-13
Sep-13
Jan-14
May-14
Sep-14
HSBC PMI
NBS PMI
Source: BofA Merrill Lynch Global Research, NBS, WIND

Source: Bank of America/Merrill Lynch, October 2, 2014

EXHIBIT N

■ SIT INVESTMENT ASSOCIATES ■

MORTGAGE RULES ARE LOOSENING IN CHINA

	Prior	Current	
	Households in cities with HPR	Households in cities with HPR	Households in cities without HPR
No property	Min. 0.7x BMR Min. 30% down payment	Min. 0.7x BMR Min. 30% down payment	Min. 0.7x BMR Min. 30% down payment
Currently own one property No mortgage outstanding	Min. 1.1x BMR Min. 60% down payment	Min. 0.7x BMR Min. 30% down payment	Min. 0.7x BMR Min. 30% down payment
Currently own two or more properties No mortgage outstanding	No further mortgage can be obtained	No further mortgage can be obtained	Terms to be decided by banks on a prudential basis

Note: BMR stands for Benchmark rate. HPR stands for Home Purchase Restrictions

SOURCE: PBOC, BARCLAY'S RESEARCH AND SIT INVESTMENT ASSOCIATES, INC., OCTOBER 2014

Exhibit O

■ Sit Investment Associates ■

Shanghai-Hong Kong Connect Program – Key Points

Key points	Regulations
Trading, clearing and listing rules	Trading activities shall be governed by the rules and regulations applicable in the market where such activities occur. Listed companies shall continue to be subject to the listing rules and regulations of their listing venues. The cross-border investment and trading activities under the Shanghai-Hong Kong stock exchange connectivity scheme shall only be allowed on trading days in both Shanghai and Hong Kong and when clearing is available. Direct links will be created between the mainland and Hong Kong for cross-border clearing under the scheme.
Target stocks	The components of Shanghai 180 index, Shanghai 380 index, and those Shanghai listed A/H dual listed A-shares The components of HS large cap index, HS mid-cap index, and those HK listed A/H dual listed H shares The SSE and HKE may make further adjustments in the future
Quota	At the initial stage of the experiment, renminbi cross-border investment will be subject to both total and daily limits as well as real-time monitoring Total quota for Shanghai Exchange is Rmb300bn with a daily limit of Rmb13bn Total quota for HKEX is Rmb250 bn with a daily limit of Rmb10.5 bn
Investors	HKex requires only institutional investors and those with an account balance of >Rmb500,000 are allowed to participate in this scheme
Timetable	The scheme will start after six months

Source: CICC Research, April 10, 2014

Exhibit P

■ Sit Investment Associates ■

Equity Characteristics

September 30, 2014

	Sit Large Cap Growth	Sit Mid Cap Growth	Sit Small Cap Growth	Sit Dividend Growth	Russell 1000 Growth	S&P 500
Earnings Outlook - Strong Growth [1]						
2014 Projected Gain	+21.5%	+20.7%	+17.3%	+12.4%	+20.9%	+12.7%
2015 Projected Gain	+14.8%	+18.7%	+20.1%	+9.9%	+16.7%	+14.5%
5-Year Projected Growth	+13.8%	+17.3%	+17.1%	+10.3%	+15.3%	+11.6%
Dividend Yield						
Total Fund	+1.5%	+0.9%	+0.7%	+2.6%	+1.5%	+2.0%
Implied Return						
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+15.2%	+18.1%	+17.7%	+12.7%	+16.8%	+13.5%
Wtd Avg Price/Earnings Ratio [2]						
FY1 Calendar P/E	19.4x	22.8x	24.8x	16.6x	22.1x	19.1x
FY2 Calendar P/E	17.4x	20.1x	24.0x	15.0x	21.2x	17.6x
Median Price/Earnings Ratio [2]						
FY1 Calendar P/E	17.7x	18.7x	20.5x	16.5x	19.0x	17.7x
FY2 Calendar P/E	15.4x	16.1x	17.5x	15.1x	16.6x	15.7x
Average P/E-to-5-Year Earnings Growth Ratio						
FY1 Calendar PEG	1.5x	1.5x	1.6x	1.8x	1.8x	1.9x
FY2 Calendar PEG	1.4x	1.3x	1.5x	1.7x	1.6x	1.8x
Wtd Avg Mkt Cap ($ Million)	$108,255	$18,124	$6,586	$96,550	$119,096	$130,194

Footnotes:

(1) Excludes stocks with P/E over 200x and earnings growth rates greater than 300%

(2) Excludes stocks with P/E over 200x

Source: FactSet Research Systems, Russell Investments and Sit Investment Associates, Inc.

Exhibit Q

■ Sit Investment Associates ■

Global Market Performance

As of 9/30/2014	QTD			YTD 2014		
	Market % Chg		Currency	Market % Chg		Currency
ASIA PACIFIC REGION	US$	Local	% Chg	US$	Local	% Chg
Australia (ASX)	(8.8)	(1.6)	(7.3)	(3.2)	(1.1)	(2.2)
Hong Kong (HSI)	(1.3)	(1.1)	(0.2)	(1.7)	(1.6)	(0.1)
Japan (NIK 225)	(1.5)	6.7	(7.6)	(4.9)	(0.7)	(4.2)
New Zealand (NZX 50)	(8.3)	3.0	(11.0)	4.5	10.4	(5.3)
Singapore (STI)	(1.6)	0.6	(2.2)	2.4	3.5	(1.0)
China (SHGH A)	16.6	15.4	1.1	10.2	11.7	(1.4)
India (BSE 100)	0.8	3.5	(2.6)	26.9	26.7	0.2
Indonesia (JSX)	2.5	5.3	(2.7)	20.1	20.2	(0.1)
Korea (KOSPI)	(3.3)	0.9	(4.1)	0.4	0.4	0.0
Malaysia (KLSE)	(4.0)	(1.9)	(2.1)	(1.3)	(1.1)	(0.2)
Philippines (PSE)	3.5	6.4	(2.7)	22.3	23.7	(1.1)
Taiwan (TAIEX)	(6.3)	(4.5)	(1.8)	2.0	4.1	(2.0)
Thailand (SET)	6.8	6.7	0.1	23.7	22.1	1.3

	QTD			YTD 2014		
	Market % Chg		Currency	Market % Chg		Currency
LATIN AMERICA	US$	Local	% Chg	US$	Local	% Chg
Argentina (MERVAL)	52.6	59.1	(4.1)	78.9	132.8	(23.1)
Brazil (IBOV)	(8.4)	1.8	(10.0)	1.2	5.1	(3.7)
Chile (IPSA)	(5.6)	1.9	(7.3)	(7.1)	5.6	(12.0)
Mexico (IPC)	1.7	5.3	(3.4)	2.7	5.3	(2.5)
Peru (BVL)	(6.0)	(2.6)	(3.5)	(0.4)	3.0	(3.3)

	QTD			YTD 2014		
	Market % Chg		Currency	Market % Chg		Currency
AFRICA/MIDDLE EAST	US$	Local	% Chg	US$	Local	% Chg
Israel (TA-100)	(3.1)	4.1	(6.9)	5.3	11.8	(5.8)
Morocco (MADEX)	2.8	9.9	(6.4)	3.7	11.3	(6.8)
Pakistan (KSE 100)	(3.6)	0.2	(3.8)	20.7	17.7	2.5
South Africa (FTSE-JSE)	(8.8)	(3.2)	(5.8)	(1.1)	6.7	(7.3)

	QTD			YTD 2014		
	Market % Chg		Currency	Market % Chg		Currency
EUROPE	US$	Local	% Chg	US$	Local	% Chg
Austria (ATX)	(18.7)	(11.9)	(7.7)	(20.7)	(13.5)	(8.3)
Belgium (BEL 20)	(5.0)	3.0	(7.7)	1.0	10.2	(8.3)
Finland (OMXH)	(6.6)	1.2	(7.7)	(4.2)	4.5	(8.3)
France (CAC 40)	(7.9)	(0.1)	(7.7)	(5.8)	2.8	(8.3)
Germany (DAX)	(11.1)	(3.6)	(7.7)	(9.1)	(0.8)	(8.3)
Greece (ATHEX)	(19.3)	(12.6)	(7.7)	(16.3)	(8.7)	(8.3)
Ireland (ISEQ)	(4.3)	3.7	(7.7)	(1.6)	7.4	(8.3)
Italy (S&P/MIB)	(9.4)	(1.8)	(7.7)	1.0	10.1	(8.3)
Netherlands (AEX)	(6.0)	1.9	(7.7)	(3.9)	4.8	(8.3)
Portugal (PSI)	(22.1)	(15.6)	(7.7)	(19.8)	(12.5)	(8.3)
Spain (IBEX 35)	(8.6)	(0.9)	(7.7)	0.1	9.2	(8.3)
Denmark (OMXC 20)	(4.9)	2.9	(7.6)	13.8	23.9	(8.1)
Norway (OSE)	(6.0)	(1.6)	(4.5)	4.6	10.8	(5.5)
Sweden (OMXS A-S)	(7.6)	(0.3)	(7.3)	(5.9)	5.6	(10.9)
Switzerland (SMI)	(4.1)	3.3	(7.2)	0.2	7.7	(6.9)
United Kingdom (FTSE)	(6.9)	(1.8)	(5.2)	(4.0)	(1.9)	(2.1)
Czech Rep (PX)	(9.6)	(1.8)	(7.9)	(8.6)	0.2	(8.8)
Poland (WIG)	(2.9)	5.7	(8.1)	(2.3)	7.0	(8.7)
Turkey (ISE100)	(11.2)	(4.5)	(7.0)	4.1	10.5	(5.8)
Russia (RTS)	(17.7)	(17.7)	(13.9)	(22.1)	(22.1)	(16.9)

	QTD			YTD 2014		
	Market % Chg		Currency	Market % Chg		Currency
NORTH AMERICA	US$	Local	% Chg	US$	Local	% Chg
Dow Jones Industrial Avg	1.3	1.3		2.8	2.8	
S&P 500	0.6	0.6		6.7	6.7	
NASDAQ	1.9	1.9		7.6	7.6	
Canada (TSE)	(5.9)	(1.2)	(4.7)	4.4	9.8	(4.9)

Source: FactSet Research Systems and Sit Investment Associates, Inc., September 30, 2014